Exhibit 12

		Six months ended
		June 30,	Year ended December 31,
		2013	2012	2011	2010	2009	2008
		(dollars in thousands)
Earnings
	Income (loss) before taxes, minority interests and equity in undistributed earnings of unconsolidated subsidiaries	$19,580	$35,264	$26,513	$(13,574)	$(93,362)	$307
	Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	4,039	8,273	8,551	8,487	7,977	16,487
[A]	Total earnings (as defined), excluding interest on deposits	23,619	43,537	35,064	(5,087)	(85,385)	16,794
	Interest on deposits	2,432	6,162	8,018	12,335	19,678	34,669
[B]	Total earnings (as defined)	$26,051	$49,699	$43,082	$7,248	$(65,707)	$51,463

Fixed Charges
	Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	$4,039	$8,273	$8,551	$8,487	$7,977	$16,487
	Preferred stock dividend requirement (2)	1,060	4,541	8,302	6,071	6,020	200
[C]	Combined fixed charges and preferred stock dividend requirement, excluding interest on deposits	$5,099	$12,814	$16,853	$14,558	$13,997	$16,687
	Interest on deposits	2,432	6,162	8,018	12,335	19,678	34,669
[D]	Combined fixed charges, preferred stock dividend requirement and interest on deposits	$7,531	$18,976	$24,871	$26,893	$33,675	$51,356

Ratios
	Ratio of earnings (as defined) to fixed charges:
[A] / [C]	Excluding interest on deposits	4.63	3.40	2.08	N/A	N/A	1.01
[B] / [D]	Including interest on deposits	3.46	2.62	1.73	N/A	N/A	1.00

	Dollar amount of deficiency if ratio is less than 1.0	—	—	—	$(19,645)	$(99,382)	—

(1) Represents an appropriate interest factor (2) Represents preferred stock dividends and discount accretion, adjusted to a pre-tax basis using a 38% effective tax rate.